Exhibit 10.1

Execution Copy

MERGER AGREEMENT

by and among

ZURN INDUSTRIES, LLC,

ZURN ACQUISITION SUB INC.,

GA INDUSTRIES, INC.

and

CERTAIN SHAREHOLDERS

Dated as of December 20, 2007

i

ARTICLE VI CONDITIONS PRECEDENT		30

6.01	Conditions to Each Party’s Obligation to Effect the Merger	30

6.02	Conditions Precedent to the Obligations of Buyer	31

6.03	Conditions Precedent to the Obligations of Seller	32

ARTICLE VII TERMINATION		33

7.01	Termination of this Merger Agreement	33

7.02	Consequences of Termination and Abandonment	34

ARTICLE VIII SURVIVAL; INDEMNIFICATION		34

8.01	Survival	34

8.02	Indemnification by the Shareholders	34

8.03	Indemnification by Buyer	35

8.04	Dispute Resolution	36

8.05	Notice of Claims	36

8.06	Escrow	36

8.07	Other Indemnification Provisions	37

8.08	Selling Parties Representative	37

ARTICLE IX MISCELLANEOUS		38

9.01	Further Assurances	38

9.02	Expenses	38

9.03	Notices	38

9.04	Binding Effect	39

9.05	Counterparts	40

9.06	Integration; No Third-Party Beneficiaries	40

9.07	Severability	40

9.08	Waiver; Amendment	40

9.09	Governing Law	40

9.10	Arbitration	40

ii

EXHIBITS
Exhibit A	Reference Statement
Exhibit B	Form of Noncompete Agreement
Exhibit C	Form of Voting Agreement

SCHEDULES
Schedule 1.01	List of Life Insurance Policies
Schedule 3.01	Forbearance Exceptions
Schedule 4.01(b)	List of Shareholders
Schedule 4.01(c)	List of Subsidiaries
Schedule 4.01(f)	Consents or Approvals
Schedule 4.01(g)	Other Liabilities
Schedule 4.01(h)	Absence of Certain Events
Schedule 4.01(i)	Taxes
Schedule 4.01(j)	Litigation
Schedule 4.01(k)	Compliance with Laws
Schedule 4.01(l)	Owned Real Property
Schedule 4.01(m)	Environmental
Schedule 4.01(n)	Leased Real and Personal Property
Schedule 4.01(o)	Permitted Liens
Schedule 4.01(p)	Material Contracts
Schedule 4.01(q)	Insurance
Schedule 4.01(r)	Employee Benefit Plans
Schedule 4.01(s)	Labor Agreements
Schedule 4.01(t)	Related Party Transactions
Schedule 4.01(u)	Intellectual Property
Schedule 4.01(aa)	Warranties
Schedule 5.11	Non-Continuing Expenses
Schedule 6.02(e)	List of Noncompete Agreements
Schedule 6.02(f)	List of Voting Agreements

iii

MERGER AGREEMENT

THIS MERGER AGREEMENT is made and entered into as of December 20, 2007 (the “Merger Agreement”), by and among Zurn Industries, LLC, a Delaware limited liability company (“Buyer”), Zurn Acquisition Sub Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”), GA Industries, Inc., a Pennsylvania corporation (“Seller”), and the Shareholders (as defined below) of Seller.

WITNESSETH:

WHEREAS, Seller and its Subsidiaries (as defined below) are engaged in the design, development, manufacture and sale of valves and related products primarily used in the water and sewage industry (the “Business”);

WHEREAS, Buyer is interested in acquiring Seller; and

WHEREAS, the respective boards of directors of Buyer, Merger Sub and Seller (i) have approved the acquisition of Seller by Buyer through a merger of Merger Sub with and into Seller with Seller being the surviving corporation (the “Merger”); and (ii) deem it advisable and in the best interests of their respective shareholders to consummate the Merger on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, conditions and actions hereinafter set forth, the parties hereto, each intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. The terms defined in this Section 1.01 shall have the meanings set forth below.

“Affiliate” of a Party means a Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Party. For the purpose of this definition, the term “control” means the power to direct the management or policies of such Person, directly or indirectly, through the ownership of fifty-one percent (51%) or more of a class of voting securities, by contract or otherwise.

“Benefit Plan” means all “employee benefit plans” (as defined in Section 3(3) of ERISA), bonus, incentive, deferred compensation, stock or stock option plans or arrangements and other employee fringe benefit plans or arrangements, under which any employee or former employee of Seller or any Subsidiaries has any present or future right to benefits or under which Seller or any Subsidiaries has any liability for present or future payment of benefits.

“Business” has the meaning set forth in the Preamble.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnities” shall have the meaning set forth in Section 8.02(a).

“Buyer Loss” shall have the meaning set forth in Section 8.02(a).

“Claiming Party” shall have the meaning set forth in Section 8.05.

“Closing” shall have the meaning set forth in Section 2.03.

“Closing Date” shall have the meaning set forth in Section 2.03.

“Closing Statement” shall have the meaning set forth in Section 2.06(a).

“Closing Working Capital” shall have the meaning set forth in Section 2.06(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means, with respect to any Person, any contract, arrangement, agreement, indenture, undertaking, debt instrument, loan, mortgage, letter of credit, instrument, lease, understanding or other commitment, to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Deductible” shall have the meaning set forth in Section 8.02(b).

“Dissenting Shares” means any shares of Seller Common Stock for which the shareholder has asserted dissenters rights under the provisions of Section 1574 of the PaBCL and who has performed every act required up to the time involved for the assertion of those rights.

“Effective Time” means 12:01 a.m. on the date the Merger becomes effective.

“Environmental Condition” shall have the meaning set forth in Section 4.01(m)(1).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall have the meaning set forth in Section 8.06.

“Escrow Amount” shall have the meaning set forth in Section 2.02.

“Expiration Date” shall have the meaning set forth in Section 8.06.

“Financial Statements” shall have the meaning set forth in Section 4.01(g).

“Governmental Authority” means any court, commission, regulatory agency, administrative agency, self-regulatory organization or any other federal, state or local governmental authority or instrumentality.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Substances” shall have the meaning set forth in Section 4.01(m)(1).

“Indemnification Cap” shall have the meaning set forth in Section 8.02(b).

“Independent Expert” shall have the meaning set forth in Section 2.06(e)(2).

“Initial Consideration” shall have the meaning set forth in Section 2.02(a).

“Intellectual Property” means (i) all registered patents, trademarks, trade names, service marks and copyrights and applications for any of the foregoing and (ii) all material unregistered trademarks, trade names, service marks or computer software (other than those relating to generally commercially available “off the shelf” computer software owned by Seller and/or used in the operation of the Business.

“Knowledge” shall mean (i) with respect to an individual, the actual knowledge of the individual; and (ii) with respect to Seller or its Subsidiaries, the actual knowledge, after reasonable inquiry, of Grant A. Colton, Sr., Grant A. Colton, Jr., Michael L. Colton, or, with respect to the Subsidiaries, David F. Waskiewicz.

“Leased Property” means the real and personal property listed in Schedule 4.01(n)(2).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance, provided, however, that the term “Lien” shall not include: (i) statutory liens for taxes to the extent that the payment thereof is not in arrears or otherwise due; (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the uses of real property if the same do not detract from the value of the property encumbered thereby or impair the use of such property; (iii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due; (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable laws or other social security regulations; and (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that payment thereof is not in arrears or otherwise due, and which have been incurred in the ordinary course of business.

“Life Insurance Policies” means those certain life insurance policies set forth on Schedule 1.01.

“Litigation” shall have the meaning set forth in Section 4.01(j).

“Material Adverse Effect” means (i) with respect to Buyer or Seller, any effect that, individually or in the aggregate, is both material and adverse to the financial condition, results of operations, assets or business of Buyer, or Seller and its Subsidiaries taken as a whole, respectively, or (ii) a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Merger Agreement, other than any such event, change or effect caused by or resulting from (a) changes in general economic or political conditions or (b) competition or other changes in any of the industries in which the Business operates.

“Material Contract” shall mean the following Contracts to which Seller or any of its Subsidiaries is a party or otherwise bound or to which its assets may be affected:

(i) each Contract which involves the performance of services or delivery of goods or materials by Seller or its Subsidiaries of an amount or value in excess of $250,000;

(ii) each Contract which involves the performance of services or delivery of goods or materials to Seller or its Subsidiaries of an amount or value in excess of $250,000;

(iii) each Contract not entered into in the ordinary course of business and that involves expenditures or receipts of Seller or its Subsidiaries in excess of $100,000;

(iv) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $100,000);

(v) each Contract with respect to Intellectual Property;

(vi) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(vii) each joint venture, partnership, and other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by Seller or its Subsidiaries with any other Person;

(viii) each Contract containing covenants that in any way purport to restrict the business activity of Seller or its Subsidiaries to engage in any line of business or to compete with any Person;

(ix) each power of attorney of Seller or its Subsidiaries that is currently effective and outstanding;

(x) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by Seller or its Subsidiaries other than in the ordinary course of business; and

(xi) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 2.02(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Net Initial Consideration” shall have the meaning set forth in Section 2.02(b)(2).

“Notice of Objection” shall have the meaning set forth in Section 2.06(e)(1).

“Old Certificates” shall have the meaning set forth in Section 2.05.

“Option Period” shall have the meaning set forth in Section 5.09.

“Owned Real Property” shall have the meaning set forth in Section 4.01(l).

“PaBCL” means the Pennsylvania Business Corporation Law.

“Parties” means Buyer, Merger Sub, Seller and Shareholders.

“Pennsylvania Articles of Merger” means the Articles of Merger delivered to the Secretary of State of the Commonwealth of Pennsylvania for filing pursuant to Section 1926 of the PaBCL.

“Permitted Liens” shall mean those Liens as specifically set forth on Schedule 4.01(o).

“Person” means a corporation, an association, a partnership, a limited liability company, an organization, a business, an individual, a government or a subdivision thereof or a governmental agency.

“Pre-Closing Period” shall have the meaning set forth in Section 5.08.

“Purchased Inventory” shall have the meaning set forth in Section 2.06(a)(4).

“Post-Closing Adjustment Amount” shall have the meaning set forth in Section 2.06(b).

“Reference Statement” means the reference statement set forth as Exhibit “A”.

“Regulatory Approvals” means all approvals and authorizations of, filings and registrations with, and notifications to, any Governmental Authority required for the consummation of the Merger.

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of capital stock of such Person.

“Schedules” means the disclosure schedules attached hereto and made a part hereof.

“Seller” has the meaning set forth in the Preamble.

“Seller Common Stock” means the common stock, $10.00 par value per share, of Seller.

“Selling Parties Representative” shall have the meaning set forth in Section 8.08.

“Seller’s Transaction Expenses” shall have the meaning set forth in Section 2.02(b)(1).

“Service” means the United States Internal Revenue Service.

“Shareholders” means Grant A. Colton Sr., Grant A. Colton Jr. and Michael L. Colton.

“Shareholders’ Loss” shall have the meaning set forth in Section 8.03(a).

“Subsidiaries” means any corporation or other entity, the securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such corporation or other entity are at the time directly or indirectly owned or controlled by a Party.

“Surviving Corporation” means Seller after consummation of the Merger.

“Target Working Capital” shall have the meaning set forth in Section 2.06(b).

“Tax” (and, with correlative meaning, “Taxes”, “Taxable” and “Taxing”) means any federal, state, local or foreign income, gross receipts, franchise, estimated, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, customs, duties, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other tax of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Working Capital Excess” means the amount by which Closing Working Capital exceeds $21.8 million, as calculated pursuant to Section 2.06 hereof.

“Tax Return” means any return, declaration, report, claim for refund or credit, information return or other document (including any related or supporting schedules, statements or information filed or required to be filed in connection with the determination, assessment or collection of Taxes.

1.02 Interpretation. When a reference is made in this Merger Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Merger Agreement unless otherwise indicated. The table of contents and headings contained in this Merger Agreement are for reference purposes only and are not part of this Merger Agreement. Whenever the words “include,” “includes” or “including” are used in this Merger Agreement, they shall be deemed to be followed by the words “without limitation.” No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Merger Agreement.

ARTICLE II

THE MERGER; CONSIDERATION

2.01 Merger. Upon satisfaction of the conditions set forth herein, at the Effective Time, Merger Sub shall merge with and into Seller in accordance with the provisions and procedures set forth herein, with Seller being the Surviving Corporation. At the Effective Time, the separate existence of Merger Sub shall cease. The Merger shall have the effects set forth in this Merger Agreement and in the applicable provisions of the PaBCL.

2.02 Merger Consideration. Subject to Sections 2.02(b) and 2.06, the aggregate consideration payable pursuant to the Merger shall be Seventy Six Million and No/100 Dollars ($76,000,000.00) (the “Merger Consideration”), of which Five Million and No/100 Dollars ($5,000,000.00) shall be deposited into escrow on the Closing Date pursuant to Section 8.06 of this Agreement (the “Escrow Amount”). Subject to the terms and conditions of this Merger Agreement, at the Effective Time:

(a) Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares and the Dissenting Shares, if any) shall become and be converted into the right to receive the Merger Consideration as follows: (i) at the Closing and subject to Section 2.02(b)(1), Five Hundred Eighty Two and 9324/10,000 Dollars ($582.9324) (the “Initial Consideration”); and (ii) at the time and subject to the terms and conditions set forth in Section 8.06 hereto, a pro rata share of the Escrow Amount (based upon the total number of shares entitled to receive Merger Consideration pursuant to Section 2.02(a)); provided, that each share of Seller Common Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange thereof.

(b) The payment of the aggregate Initial Consideration by Buyer shall be made as follows:

(1) to the extent not paid by the Seller prior to the Closing, the amount of all obligations of Seller in connection with the negotiation and delivery of this Merger Agreement and the consummation of the transactions contemplated herein, together with a reasonable estimate of such expenses through the Closing Date and post-Closing periods, shall be paid to the provider of such services (the “Seller’s Transaction Expenses”); and

(2) the balance of the aggregate Initial Consideration (on a per share basis, the “Net Initial Consideration”) shall be paid in cash to the holders of the shares of Seller Common Stock entitled to the Merger Consideration pursuant to Section 2.02(a), subject to the terms and conditions of Section 2.05.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding as one share of common stock of the Surviving Corporation.

2.03 Closing. The closing hereunder (“Closing”) shall take place at the offices of Sherrard, German & Kelly, P.C. located in Pittsburgh, Pennsylvania, or such other place agreed upon by Buyer and Seller, on the closing date (the “Closing Date”) selected by Buyer and Seller which shall be the latest of:

(a) January 31, 2008;

(b) The fifth business day following receipt of the last Regulatory Approval and the expiration of any required waiting period, if all other conditions set forth in Article VI have been satisfied or waived; or

(c) Such other date as shall be mutually agreed to in writing by Buyer and Seller on which all other conditions set forth in Article VI shall have been satisfied or waived.

2.04 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Seller Common Stock shall cease to be, and shall have no rights as, shareholders of Seller, other than the right to receive (a) any dividend or other distribution permitted to be paid under Section 3.01(c) with respect to such Seller Common Stock with a record date occurring prior to the Effective Time and (b) the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of shares of Seller Common Stock.

2.05 Exchange Procedures. After the Effective Time, each holder of an outstanding certificate or certificates theretofore representing outstanding shares of Seller Common Stock (the “Old Certificates”) shall surrender such certificate or certificates to Buyer, duly endorsed in blank or otherwise in proper form for transfer, together with a properly completed and duly executed transmittal letter in a form mutually agreed to by Buyer and Seller (collectively with the Old Certificate, the “Stock Transfer Documents”) and shall receive in exchange therefor the Net Initial Consideration for each share of Seller Common Stock. Until so surrendered and exchanged, each Old Certificate shall be deemed to represent only the right to receive for each share of Seller Common Stock the Merger Consideration without interest thereon, upon delivery of the Stock Transfer Documents.

2.06 Post-Closing Adjustment.

(a) The Statement. No later than twenty (20) days after the Closing Date, Buyer shall prepare and deliver to the Selling Parties Representative a statement (the “Closing Statement”), setting forth the “Closing Working Capital” of Seller and its Subsidiaries. For purposes of this Agreement, “Closing Working Capital” shall mean (i) the total current assets of Seller and its Subsidiaries and the cash surrender value of the Life Insurance Policies as of the Closing Date; minus (ii) the total current liabilities of Seller and its Subsidiaries and the long-term debt for borrowed money or capital lease obligations of Seller and its Subsidiaries as of the Closing Date; each calculated in the same way, using the same accounting principles, practices, methodologies and policies, as the line items comprising total current assets and total current liabilities, respectively, on the Reference Statement attached hereto as Exhibit “A”, except as follows:

(1) The fair market value of the marketable securities as of the Closing Date shall be calculated using the average of the market value of the securities on the Closing Date and the twenty-nine (29) days preceding the Closing Date;

(2) The cash of Seller shall be increased by the amount, if any, paid by Seller or its Subsidiaries from October 1, 2007 to the Closing Date towards the purchase of any capital expenditures approved in advance by Buyer, not to exceed Two Hundred Fifty Thousand Dollars ($250,000.00);

(3) The cash of Seller shall be increased by the amount, if any, paid by Seller for any in-transit inventory not received by Seller on the Closing Date, not to exceed Two Hundred Thousand Dollars ($200,000.00);

(4) The inventory of Seller on the Closing Date shall be Two Million Five Hundred Ninety Thousand Eight Hundred Five and No/100 Dollars ($2,590,805.00). The inventory of any Subsidiaries shall be determined as of the Closing Date;

(5) The Closing Working Capital shall not include deferred income taxes or intercompany receivables of Seller and its Subsidiaries; and

(6) The Closing Working Capital shall be adjusted to the extent necessary so as to exclude any reserves, expenses and adjustments, if any, resulting from any post closing transition, restructuring, shutdown or relocation costs to be incurred by the Business solely due to management decisions of Buyer or Surviving Corporation; and any purchase accounting adjustments to the accounting books and records for financial reporting purposes which may be recorded by Seller and its Subsidiaries as a result of the transactions contemplated by this Merger Agreement.

After the Closing Date, at Buyer’s request, the Selling Parties Representative shall assist Buyer and its representatives in the preparation of the Closing Statement and shall provide Buyer and its representatives any information reasonably requested.

(b) Adjustment. If the Closing Working Capital does not exceed Twenty One Million Eight Hundred Thousand and No/100 Dollars ($21,800,000.00) (the “Target Working Capital”), then the aggregate Merger Consideration shall be decreased by the difference between the Closing Working Capital and the Target Working Capital (the “Post-Closing Adjustment Amount”); provided, however, that if the Closing Working Capital is less than Twenty One Million Five Hundred Fifty Thousand and No/100 Dollars ($21,550,000.00) the Post-Closing Adjustment Amount shall be deemed to be Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00).

(c) Payment. Within 10 days after the Closing Working Capital has been finally determined in accordance with this Section 2.06, Buyer shall be paid from the Escrow Amount an amount equal to the Post-Closing Adjustment Amount. Any such payment hereunder shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by Buyer.

(d) Objection; Dispute Resolution.

(1) Unless the Selling Parties Representative notifies Buyer in writing within ten (10) days after Buyer’s delivery of the Closing Statement of any objection to any component of the computation of the Closing Working Capital set forth therein (the “Notice of Objection”), such computation shall be final and binding. During such 10-day period, the Selling Parties Representative shall be permitted to review during normal business hours as he shall reasonably request the books, records and working papers of Buyer and Surviving Corporation relating to the Closing Statement. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein.

(2) If the Selling Parties Representative provides the Notice of Objection to Buyer within such 10-day period, Buyer and the Selling Parties Representative shall, during the 30-day period following Buyer’s receipt of the Notice of Objection, attempt in good faith to resolve the shareholders’ objections. During the 30-day period following Buyer’s receipt of the Notice of Objection, Buyer and its representatives shall be permitted to review during normal business hours as they shall reasonably request the working papers of the Selling Parties Representative relating to the Notice of Objection and the basis therefore. If Buyer and the Selling Parties Representative are unable to resolve all such objections within such 30-day period, the matters remaining in dispute shall be submitted to a third party mutually agreeable to the Buyer and Seller (the “Independent Expert”) to resolve the disputed matters. Buyer and the Selling Parties Representative shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 60 days after its selection. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert shall be borne 50% by Buyer and 50% by the shareholders with the Shareholders’ portion being paid out of the Escrow Fund.

2.07 Dissenting Shares. Notwithstanding anything in this Merger Agreement to the contrary, shares of Seller Common Stock which are issued and outstanding immediately prior to the Effective Time and which are Dissenting Shares shall not be converted into or be exchangeable for the right to receive the Merger Consideration unless and until the holder thereof shall fail to perfect his or her right to dissent or shall have effectively withdrawn or lost such right under the PaBCL, as the case may be. If such holder shall have failed to perfect his right to dissent or shall have effectively withdrawn or lost such right, each of his or her shares of Seller Common Stock shall thereupon be deemed to have been converted into, at the Effective Time, the right to receive the Merger Consideration in accordance with the terms and conditions of this Article II. Shares of Seller Common Stock with respect to which a holder has made a proper demand in accordance with Section 1574 of the PaBCL shall not be converted into any portion of the Merger Consideration provided for in Section 2.02 of this Merger Agreement, but rather shall be converted into a right to receive the fair cash value of such shares under Section 1577 of the PaBCL.

2.08 Articles of Incorporation; Bylaws. At the Effective Time, the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation, except that Article I of the articles of incorporation will be amended to read “The name of the corporation is GA Industries, Inc.”

2.09 Directors and Officers. The directors and principal officers of Merger Sub immediately prior to the Effective Time shall be the directors and principal officers of the Surviving Corporation from and after the Effective Time. The board of directors of the Surviving Corporation may, from time to time, appoint such other officers as permitted by the bylaws of the Surviving Corporation.

ARTICLE III

FORBEARANCES

3.01 Forbearances of Seller. From the date hereof until the earlier of the termination of this Merger Agreement or the Effective Time, except as expressly contemplated by this Merger Agreement or the Schedules and except as set forth on Schedule 3.01, without the prior written consent of Buyer, Seller and its Subsidiaries will not:

(a) Ordinary Course. Except as otherwise required by any Governmental Authority, conduct the business of Seller and its Subsidiaries other than in the ordinary and usual course consistent with past practices.

(b) Capital Stock. (1) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Seller Common Stock or any Rights with respect to Seller Common Stock, (2) permit any additional shares of Seller Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, or (3) effect any recapitalization, reclassification, stock split or like change in capitalization.

(c) Dividends, Etc. Make, declare, pay or set aside for payment any dividend, other than dividends from wholly owned Subsidiaries to Seller, or declare or make any distribution on any shares of its capital stock or split, combine, redeem or reclassify any shares of its capital stock.

(d) Compensation; Employment Contracts; Etc. Enter into, amend, modify, renew or terminate any material employment, consulting or severance Contract with any director, officer or employee of Seller or its Subsidiaries, to grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments) or take any action that would entitle any employee to receive severance pay prior to the Effective Time, except (1) for normal general increases in salary or bonuses to individual employees in the ordinary course of business consistent with past practice, (2) for other changes that are required by applicable law or by any Governmental Authority, or (3) to satisfy Contracts existing on the date hereof and which are identified on Schedule 3.01.

(e) Benefit Plans. Enter into, modify or terminate any material Benefit Plan, including taking any action that accelerates the vesting or exercisability of or the payment or distribution with respect to compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable law or by any Governmental Authority or (2) to satisfy Contracts listed on Schedule 3.01(e) existing on the date hereof.

(f) Dispositions. Sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any material portion of its assets or business except in the ordinary course of business or as may be required by applicable law or by any Governmental Authority.

(g) Acquisitions. Except (1) pursuant to Contracts existing on the date hereof, (2) for short-term investments for cash management purposes, or (3) otherwise in satisfaction of debts previously contracted in good faith, neither Seller nor any of its Subsidiaries will acquire a material portion of the assets or properties of another Person in any one transaction or a series of related transactions.

(h) Governing Documents. Amend Seller’s articles of incorporation or bylaws or the articles of incorporation or bylaws of any of Seller’s Subsidiaries.

(i) Adverse Actions. Knowingly take any action that is intended or is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied or (B) a material breach of any provision of this Merger Agreement; except, in each case, as may be required by applicable law or by any Governmental Authority.

(j) Capital Expenditures/Contracts. Make any capital expenditures in excess of $250,000 in the aggregate or enter into any multi-year Contracts in excess of $500,000 or which contain liquidated damage or penalty provisions.

(k) Indebtedness. Other than in the ordinary course of business consistent with past practice, (1) incur any indebtedness for borrowed money except under existing credit facilities, (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or (3) cancel, release, assign or modify any material amount of indebtedness of any other Person.

(l) Accounting Methods. Implement or adopt any change in the accounting principles, practices or methods used by Seller and its Subsidiaries.

(m) Commitments. Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (i) without first obtaining Buyer’s consent.

(n) Working Capital. Notwithstanding any other provision herein, neither Seller nor its Subsidiaries shall make any expenditure, or commit to make any expenditure, between the date of this Agreement and the Closing which would reduce Closing Working Capital without the prior written consent of Buyer unless such action is (i) in the ordinary course of business for Seller or any of the Subsidiaries, as the case may be, and (ii) involves an expenditure, whether alone or in the aggregate with all other expenditures, of less than $100,000.

(o) Reports. From the date of this Agreement through the Closing, Seller shall promptly provide Buyer such information as Buyer shall request on a weekly basis with respect to the prior week’s business, operations, cash flows, changes in values and nature of assets and liabilities and related information. Seller expressly acknowledges that this provision is for the purpose of permitting Buyer to evaluate the information necessary to make any determinations applicable to its rights pursuant to Section 7.01(e) hereof, and shall not create any additional obligations or liabilities on the part of Buyer to Seller or its Subsidiaries.

3.02 Forbearances of Buyer and Merger Sub. From the date hereof until the earlier of the termination of this Merger Agreement or the Effective Time, except as expressly contemplated by this Merger Agreement or the Schedules, without the prior written consent of Seller, each of Buyer and Merger Sub will not knowingly take any action that is intended or is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied or (B) a material breach of any provision of this Merger Agreement; except, in each case, as may be required by applicable law or by any Governmental Authority.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties of Seller and Shareholders. Each of Seller (prior to the Effective Time) and the Shareholders severally and not jointly, represents and warrants to Buyer and Merger Sub as follows:

(a) Organization. Seller is a corporation duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania, and is duly qualified to do business and is in good standing in all the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except for such jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have Material Adverse Effect on the business of Seller.

(b) Capitalization. As of the date hereof, the authorized capital stock of Seller consists solely of 500,000 shares of common stock having $10.00 par value per share, of which 121,798 shares are issued and outstanding and 35,802 shares are held in the treasury of Seller. Schedule 4.01(b) sets forth a true and correct list of current issued and outstanding shares of Seller Common Stock as of the date of this Agreement, including the name of the holder of Seller Common Stock and the number of shares held by such Person. All issued and outstanding shares of Seller Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights. There are no shares of Seller Common Stock authorized and reserved for issuance and the Seller does not have any Rights issued or outstanding with respect to any of its capital stock, and Seller does not have any commitment to authorize, issue or sell any of its capital stock or Rights, except pursuant to this Merger Agreement.

(c) Subsidiaries. (1) (A) Seller has disclosed on Schedule 4.01(c) a list of all its Subsidiaries together with the jurisdiction of organization of each such Subsidiaries, (B) Seller owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued by reason of any Rights, and (D) all the equity securities of each such Subsidiaries held by Seller or its Subsidiaries are fully paid and nonassessable and are owned by Seller or its Subsidiaries free and clear of any Liens except Permitted Liens.

(2) Seller has disclosed on Schedule 4.01(c) a list of all equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind owned beneficially, directly or indirectly by it, except marketable securities.

(3) Each of Seller’s Subsidiaries has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified except for such jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the business of such Subsidiaries.

(4) Schedule 4.01(c) contains a list of the names of each entity or D/B/A under which the Seller, either directly or indirectly, has conducted any of the Business since 1995.

(d) Corporate Power. Each of Seller and its Subsidiaries has the requisite power and authority to carry on its business as it is now being conducted and to own all its properties and assets.

(e) Authority for Transactions.

(1) Seller has the requisite corporate power and authority, and has taken all corporate action necessary, in order (A) to authorize the execution and delivery of, and performance of its obligations under, this Merger Agreement and (B) subject only to receipt of the approval of this Merger Agreement by the requisite holders of the outstanding shares of Seller Common Stock, to consummate the Merger. This Merger Agreement is a valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(2) Each Shareholder has the requisite power and authority to execute, deliver and perform his, her or its obligations under this Merger Agreement. This Merger Agreement is a valid and legally binding obligation of each Shareholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(f) Consents or Approvals; No Defaults. Except as set forth in Schedule 4.01(f):

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Seller or any of its Subsidiaries in connection with the execution, delivery or performance by Seller of this Merger Agreement, or to consummate the Merger and the other transactions contemplated hereby, except for (A) the filing of applications and notices pursuant to the Hart-Scott-Rodino Act with respect to the Merger and the expiration or termination of the waiting period related thereto and (B) the filing of the Pennsylvania Articles of Merger.

(2) Subject to receipt of the Regulatory Approvals, and expiration or termination of the waiting period, referred to in the preceding paragraph, the execution, delivery and performance of this Merger Agreement and the consummation of the transactions contemplated hereby do not and will not (A) to our Knowledge, constitute a material breach or violation of, or a material default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any material law, regulation, permit, license or order, or any Material Contract, to which Seller or any of its Subsidiaries or properties is subject or bound; or (B) constitute a breach or violation of, or a default under, the Seller’s articles of incorporation or bylaws; or (C) cause any change in control payment to be due and payable.

(g) Financial Statements. (1) Copies of reviewed financial statements for Seller and its Subsidiaries for the fiscal years ended May 31, 2005, 2006 and 2007, and non-reviewed financial statements for and as of the periods ended September 30, 2007, have been previously provided to Buyer (collectively, the “Financial Statements”). Each of the balance sheets contained in the Financial Statements (including the related notes and schedules thereto) fairly presents in all material respects the financial position of Seller and its Subsidiaries as of its date, and each of the statements of operations and changes in stockholders’ investment and cash flows or equivalent statements in the Financial Statements (including any related notes and schedules thereto) fairly presents in all material respects the results of operations, changes in stockholders’ investment and changes in cash flows, as the case may be, of Seller and its Subsidiaries for the periods to which they relate, consistently applied during the periods involved, except in each case as may be noted therein. The Financial Statement have not been prepared in accordance with “generally accepted accounting principles.”

(2) Except as set forth on the Financial Statements, there is no outstanding indebtedness of Seller and its Subsidiaries for borrowed money and capital lease obligations, including, without limitation, the aggregate principal amount of borrowing under any credit arrangements or lines of credit or contingent liabilities relating to borrowed money and capital lease obligations. As of the date hereof, there is not, and as of the Closing Date there will not be, any new indebtedness of Seller or its Subsidiaries for borrowed money or capital lease obligations except as incurred with the written consent of Buyer except advances under existing lines of credit or contingent liabilities. Neither Seller nor any of its Subsidiaries guaranties any material indebtedness of any Person other than of Seller or any of its Subsidiaries.

(3) Except as set forth on Schedule 4.01(g), Seller and its Subsidiaries have no actual liabilities in excess of $100,000 other than liabilities (i) to the extent set forth in the September 30, 2007 Financial Statements; or (ii) incurred in the ordinary course of business since September 30, 2007.

(h) Absence of Certain Events. Except as set forth in Schedule 4.01(h) or other Schedules attached hereto, from May 31, 2007 through the date of this Agreement, Seller and its Subsidiaries have conducted the Business in the ordinary and usual course consistent with past practice and there has not been in any material respect:

(1) Any event, development or state of circumstance or fact that, individually or taken together with all other facts, events and circumstances (described in any paragraph of Section 4.01 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to Seller or relating to the Business.

(2) Any change in the articles of incorporation or bylaws of Seller or any of its Subsidiaries or any declaration or payment of distributions with respect to the Seller Common Stock or the capital stock of any of its Subsidiaries or redemption or repurchase of any such shares.

(3) Any change in accounting policies or practices by Seller or any of its Subsidiaries.

(4) Any capital expenditures in excess of $250,000 in the aggregate.

(5) Any creation or incurrence of any Lien on any of the assets of Seller or any of its Subsidiaries except Permitted Liens.

(6) Any payment or increase by Seller or any of its Subsidiaries of any bonuses, salaries or other compensation to any shareholder, director, officer or, except in the ordinary course of business, employee, or the entry into any employment, severance, or similar agreement or arrangement with any director, officer or employee, except, in each such case, (a) as may be required by applicable law or by any Governmental Authority, (b) to satisfy Contracts existing on the date hereof, or (c) in the ordinary course of business.

(7) Any sale (other than sales of inventory and obsolete or equipment or machinery sold in the ordinary course of business), lease, or other disposition of any asset or property of Seller or any of its Subsidiaries, or damages to or destruction thereof, for which the aggregate proceeds thereof, or payments or repair or replacement cost therefore, exceeds $100,000.

(8) Any incurrence by Seller or any of its Subsidiaries of any indebtedness for borrowed money in excess of $100,000, in the aggregate, but not including any draws on existing lines of credit, or any assumption, guarantee, endorsement, or the cancellation or waiver of the right to receive by Seller or any of its Subsidiaries of any obligations of any other Person in excess of $100,000, other than trade debt and drawings under the existing lines of credit consistent with past practice.

(9) Any transactions or arrangements entered into, including modifications to existing transactions and arrangements, with employees, officers, directors, shareholders, members or Affiliates of Seller or its Subsidiaries (other than those directly related to services as an officer, director or employee) not in the ordinary course of business.

(10) Any commitment or agreement to do any of the foregoing.

(i) Taxes. Except as set forth on Schedule 4.01(i):

(1) Each of Seller and its Subsidiaries have timely filed in all material respects all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations.

(2) All Taxes due and owing by Seller or its Subsidiaries (whether or not shown on any Tax Return) have been paid, and the Seller and its Subsidiaries have made adequate provision on their books and records for all Taxes payable that have accrued but are not yet due.

(3) Neither Seller nor its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(4) There are no Liens upon any of the assets of Seller or its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax.

(5) Each of Seller and its Subsidiaries have withheld and timely paid in all material respects all Taxes required to have been withheld and paid in connection with any amounts paid or owing from compensation income, and Seller and its Subsidiaries have complied in all material respects with all Tax information reporting provisions of all applicable federal, state, foreign and local laws.

(6) No foreign, federal, state, or local audits or administrative or judicial Tax proceedings are pending being conducted or, to Seller’s Knowledge, threatened with respect to Seller or Subsidiaries. Neither Seller nor its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Seller or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit, nexus inquiry or other review, or (ii) notice of underpayment, deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Seller or its Subsidiaries. No dispute or claim concerning any Tax liability of any of the Seller or its Subsidiaries has been proposed, asserted or assessed (and is currently pending).

(7) No waivers of statute of limitations nor extensions of time with respect to a Tax assessment or deficiency have been given by or requested with respect to any Taxes of Seller or its Subsidiaries.

(8) Neither Seller nor its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any amount that would not be deductible by reason of Code Section 280G (or any corresponding provision of state, local or foreign Tax law).

(9) Neither Seller nor its Subsidiaries has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(10) Neither Seller nor its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement.

(11) Neither Seller nor its Subsidiaries (i) has been a member of an affiliated, combined or consolidated group for purposes of filing any Tax Return (other than a group the common parent of which was Seller), or (ii) has any liability for the Taxes of any Person (other than Seller or any of its Subsidiaries) under Treas. Reg. § 1.1502-6, Treas. Reg. §1.1502-78, or any similar provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise.

(12) To Seller’s Knowledge, neither Seller nor its Subsidiaries have engaged in a “reportable transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b).

(13) Neither Seller nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(j) Litigation. Except as set forth in Schedule 4.01(j), no action, suit or proceeding by or before any Governmental Authority (“Litigation”) is pending or, to the Knowledge of Seller, threatened against or affecting Seller or any of its Subsidiaries. There is presently no material outstanding judgment, decree or order of any Governmental Authority against Seller or any of its Subsidiaries.

(k) Compliance With Laws. Except as set forth in Schedule 4.01(k), each of Seller and its Subsidiaries:

(1) to Seller’s Knowledge, conducts its business in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business; and

(2) has all material permits and licenses of, and has made all material filings, applications and registrations with, all Governmental Authorities required in order to permit it to own or lease its properties and to conduct the Business as presently conducted; all such material permits and licenses are in full force and effect.

(l) Real Property. Seller and its Subsidiaries have good and marketable title to the real property listed in Schedule 4.01(l) (“Owned Real Property”), free and clear of all Liens, except (i) Permitted Liens or (ii) those referred to in the reviewed financial statements of Seller and its Subsidiaries for the fiscal year ended May 31, 2007, or the notes thereto. Neither Seller or its Subsidiaries have received any written notice that the present uses of the Owned Real Property or the existing buildings located thereon are not in material compliance with the present zoning classifications assigned to such real property or are not legal nonconforming uses or legal nonconforming structures. Neither Seller nor any of its Subsidiaries have received any written notice or request from any Governmental Authority, insurer or board of fire authorities for the termination or limitation of any access or insurance with respect thereto. All such Owned Real Property is adequately insured against loss. Neither Seller nor any of its Subsidiaries own any real property not listed in Schedule 4.01(l). Except as disclosed on Schedule 4.01(l) attached hereto:

(1) Seller or its Subsidiaries have present possession of all of the Owned Real Property and neither Seller nor its Subsidiaries have received written notice or have any Knowledge that any of the improvements occupied or used by the Seller or its Subsidiaries are not wholly within the boundary lines of the Owned Real Property.

(2) Neither Seller nor its Subsidiaries have received any written notice or have any Knowledge that any improvements of any adjacent owner encroach upon any part of the Owned Real Property or that any party other than Seller or its Subsidiaries has made any claim to any part of the Owned Real Property.

(3) Neither Seller nor its Subsidiaries have granted or to the Knowledge of Seller has any other party granted any option or right of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, that is outstanding. Neither Seller nor its Subsidiaries or to the Knowledge of Seller has any other party, leased or granted any rights to any party other than Seller or its Subsidiaries with respect to any part of the Owned Real Property except for the Permitted Liens.

(4) The Owned Real Property constitutes all of the real property owned by Seller and its Subsidiaries and, to the Knowledge of Seller, there is no other real property in which Seller or its Subsidiaries have an interest, whether by easement or lease.

(5) Neither Seller nor its Subsidiaries have received any written notice of any violation or claimed violation of any building, zoning, subdivision or other land use or similar law affecting the Owned Real Property or the use or occupancy thereof, or any violation or claimed violation, any condition, covenant, restriction, easement, order, law, code, order, ordinance or regulation relating to the Owned Real Property.

(6) There is no eminent domain or similar proceeding pending, or to the Knowledge of Seller, threatened, with respect to any portion of the Owned Real Property.

(7) Neither Seller nor its Subsidiaries have ever owned or leased any property located in the State of Ohio nor have Seller or its Subsidiaries received any notice from the Environmental Protection Agency regarding potential liability with respect to any such property.

(m) Environmental. Except as disclosed in Schedule 4.01(m) attached hereto:

(1) To the Knowledge of Seller, there are no Environmental Conditions that would reasonably be expected to result in a Material Adverse Effect on the Seller or its Subsidiaries. The term “Environmental Condition” means (x) the presence in surface water, groundwater, drinking water supply, land surface, subsurface strata, above-ground or underground storage tanks or other containers, or ambient air of any pollutant, contaminant, industrial waste, hazardous waste, polychlorinated biphenyls, radioactive materials, toxic or hazardous substances (“Hazardous Substances”) or (y) any violation of any statute, ordinance, regulation, administrative order, judicial order or decree relating to the emission, discharge, deposit, disposal, leaching, migration or release of any Hazardous Substance into the environment or the generation, treatment, storage, use, handling, transportation or disposal of any Hazardous Substance arising out of or otherwise related to the operations or other activities of Seller, or any of its Subsidiaries, conducted or undertaken prior to the Closing; and

(2) Seller and its Subsidiaries have not received any written notice from any Governmental Authority that alleges that any material Environmental Condition exists.

(n) Personal Property; Leases.

(1) All personal property used by Seller and its Subsidiaries in the Business is either owned or leased by Seller or its Subsidiaries and is generally suitable in all material respects for the operations of the Business as currently conducted by Seller and its Subsidiaries.

(2) All leased real property and leased personal property of Seller and its Subsidiaries is listed in Schedule 4.01(n) attached hereto. Except as disclosed in Schedule 4.01(n), (i) Seller or one of its Subsidiaries has good and valid title to the leasehold estates in all Leased Property, in each case free and clear of all Liens except Permitted Liens and (ii) no consents or approvals are required under the leases listed in Schedule 4.01(n) in connection with the transactions contemplated by this Merger Agreement.

(o) Assets. Except as set forth on Schedule 4.01(o), Seller and its Subsidiaries have good and valid title to, or have a valid right to use or license, all of the assets and properties used by Seller and its Subsidiaries to conduct, the Business as conducted prior to or on the date of this Merger Agreement, free and clear of all Liens except Permitted Liens and Liens to be released prior to Closing. All such assets are in working order, except for customary and normal repair and maintenance, and the assets taken as a whole are sufficient to conduct the Business as it is currently conducted.

(p) Material Contracts. Schedule 4.01(p) is a true and complete listing of all Material Contracts. The Material Contracts have been submitted or made available to Buyer. Neither Seller nor any of its Subsidiaries is in breach or default (or an event which, with notice or lapse of time or both, would constitute a default) of or with respect to any material provision of any Material Contract, and, to Seller’s Knowledge, no other Person to any Material Contract is in breach thereunder. Each Material Contract is a valid and legally binding obligation of Seller or one of its Subsidiaries, as applicable, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(q) Insurance. (1) Schedule 4.01(q) sets forth a complete and accurate list and description of all policies of property, professional liability, general liability, product liability, directors and officers liability, fiduciary liability, workers compensation and any other forms of insurance covering Seller and any of its Subsidiaries, for any policy period presently in effect (i) under which Seller or any of its Subsidiaries is the owner, beneficiary or insured; and (ii) of which any officer or director of Seller or any of its Subsidiaries, in their capacity as such, is the owner, beneficiary or insured. True and correct copies of such policies currently in effect have heretofore been delivered to Buyer. There is no claim by Seller or any of its Subsidiaries pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and to Seller’s Knowledge, there is no basis for denial of any claim under any such policy.

(2) Schedule 4.01(q) expressly identifies each policy as to which (i) the coverage limit has been reached or (ii) the total incurred losses to date equal 75% or more of the coverage limit.

(3) Seller or its Subsidiaries have paid all premiums due and have otherwise performed all of their respective obligations under each policy set forth in Schedule 4.01(q).

(4) All policies of insurance set forth in Schedule 4.01(q) taken together provide adequate insurance coverage for Seller and its Subsidiaries.

(5) Neither Seller nor any of its Subsidiaries has any self-insurance or other arrangements, other than policies of insurance, for the transfer or sharing of any risk of Company or any of its Subsidiaries arising from their business.

(6) The insurance policies set forth on Schedule 4.01(q) do not provide for any retrospective premium adjustment or loss sharing arrangement.

(r) Employee Benefits.

(1) Schedule 4.01(r) sets forth a list of all Benefit Plans under which any employee or former employee of Seller or any Subsidiaries has any present or future right to benefits or under which Seller or any Subsidiaries has any liability for present or future payment of benefits.

(2) As applicable with respect to each Benefit Plan, Seller has delivered to Buyer true, correct and complete copies of (i) each current Benefit Plan document, including any amendments, (ii) all trust documents and custodial agreements relating thereto, (iii) any summary plan description provided under a Benefit Plan; and (iv) the most recent annual report (Form 5500 and all schedules thereto) filed with the IRS.

(3) Except as set forth on Schedule 4.01(r):

(11) Each Benefit Plan has been maintained, operated and administered in all material respects in compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and other applicable Laws.

(12) No Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “defined benefit plan” within the meaning of Section 3(35) of ERISA. Neither Seller nor any Subsidiaries has contributed to, or withdrawn from, any “multiemployer plan” or has any fixed or contingent liability under Section 4204 of ERISA. There is no Person which, together with Seller or any Subsidiaries of Seller, is treated as a single employer under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

(13) The Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code are an adoption of a prototype plan for which the plan sponsor has received a determination letter from the IRS regarding the form of plan document upon which Seller is entitled to rely, and to the Knowledge of the Sellers, nothing has occurred which would cause the loss of such qualification and each such plan meets the requirements of ERISA with respect to anti-discrimination issues.

(14) Neither Seller nor any Subsidiaries of Seller has engaged in a prohibited transaction, as defined under Section 4975 of the Code or Sections 406 of ERISA, which could subject Seller or any Subsidiaries to any material taxes, penalties or other liabilities under Section 4975 of the Code or Sections 409 or 502(i) of ERISA.

(15) No Benefit Plan is a pension benefit plan that is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(16) Each Benefit Plan that is a “group health plan” within the meaning of ERISA Section 607(1) and that is subject to Code Section 4980B has been operated in all material respect in compliance with the continuation coverage requirements of those provisions.

(17) No Benefit Plan provides death or medical benefits beyond termination of service or retirement other than (i) coverage mandated by law, or (ii) benefits under a Benefit Plan qualified under Code Section 401(a).

(18) With respect to any Benefit Plan, no actions, audits or suits (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Sellers, threatened.

(s) Labor Relations. To the Knowledge of Seller, there are no pending or threatened labor disputes with any employees of Seller or employees of any of its Subsidiaries. Neither Seller nor any of its Subsidiaries is a party to or is bound by a collective bargaining Contract with any labor union or labor organization, except as may be created by the labor agreement set forth on Schedule 4.01(s), nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Seller’s Knowledge, threatened, nor is Seller aware of any activity involving it or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(t) Related Party Transactions. Except as set forth on Schedule 4.01(t) or as disclosed in the Financial Statements, (i) there is no indebtedness between Seller or any of its Subsidiaries, on the one hand, and any officer, director or shareholder (other than Seller or any of its Subsidiaries) of Seller or any of its Subsidiaries, on the other hand, other than usual and immaterial advances made in the ordinary course of business; (ii) no such officer, director or shareholder provides any material assets, services (other than services as an officer, director or employee) or facilities to Seller or any of its Subsidiaries; or (iii) neither Seller nor any of its Subsidiaries provides any material assets, services or facilities to any such officer, director or shareholder (other than as reasonably necessary for them to perform their duties as officers, directors or employees).

(u) Intellectual Property.

(1) Schedule 4.01(u) hereto sets forth a correct and complete list of all Intellectual Property of the Seller and its Subsidiaries.

(2) Seller or its Subsidiaries owns or possesses adequate licenses or other valid right to use all of the Intellectual Property. The Intellectual Property constitutes all such rights necessary to conduct the Business in accordance with past practice. The validity of the Intellectual Property and the rights therein of Seller have not been questioned in any litigation to which Seller or any Subsidiaries is a party, nor to the Knowledge of Seller has any such litigation been threatened.

(3) To the Knowledge of Seller, as of the date of this Agreement, and except pursuant to matters set forth on Schedule 4.01(u), (i) no Intellectual Property have been infringed or misappropriated by any Person; (ii) the conduct of the Business does not conflict in any material respect with any material patent rights, licenses, trademark rights, trade name rights, copyrights or other intellectual property rights of others; and (iii) Seller and its Subsidiaries have not received any notice of infringement from any third party.

(4) All employees and consultants who have contributed to or participated in the conception and development of the Intellectual Property on behalf of Seller or any Subsidiaries of Seller either (1) have been party to a “work-for-hire” arrangement or agreement with the Seller, in accordance with applicable federal and state law, that has accorded Seller full, effective, exclusive, and original ownership of all tangible and intangible property thereby arising, or (2) have executed appropriate instruments of assignment in favor of the Seller as assignee that have conveyed to the Seller full, effective, and exclusive ownership of all tangible and intangible property arising thereby.

(v) Receivables. Except as disclosed in the Financial Statements, all existing accounts receivable of Seller and each of its Subsidiaries with respect to the Business represent valid obligations of customers of Seller and its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business.

(w) Inventory. All inventory of Seller and its Subsidiaries with respect to the Business consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality.

(x) Books and Records. The books and records of Seller and its Subsidiaries have been maintained in accordance with sound business practices, and to the Knowledge of Seller there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(y) No Broker. No action has been taken by Seller or any of its Subsidiaries that would give rise to any valid claim against the Parties for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Merger Agreement.

(z) No Other Representations or Warranties. (1) Except for the representations and warranties contained in this Article IV and any Exhibits and Schedules delivered by Seller and the Shareholders under this Merger Agreement neither the Seller, any of its Subsidiaries, the Shareholders nor any of their respective directors, employees, agents or representatives nor any other Person makes any other express or implied representation or warranty (i) in respect of the Seller, any of its Subsidiaries or the Shareholders or any of their respective assets, liabilities or operations or (ii) as to the accuracy or completeness of any information regarding Seller or any of its Subsidiaries furnished or made available to Buyer, Merger Sub and their representatives or (iii) in respect of any proforma, projected, budget, management or plan financial information for Seller or any of its Subsidiaries, and any such other representations or warranties are hereby expressly disclaimed.

(2) No representation or warranty by Seller in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Seller pursuant to this Agreement or in connection with transactions contemplated hereby, considered collectively and as updated or superseded by any subsequent statement, certificate, schedule, document or exhibit delivered to Buyer, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.

(aa) Schedule 4.01(aa) contains a true, correct and complete copy of Seller’s standard warranty or warranties for sales of products sold in the Business. Schedule 4.01(aa) sets forth the estimated aggregate annual cost to Seller of performing warranty obligations for customers for each of the two (2) preceding fiscal years and the current fiscal year to September 30, 2007 and contains a description of all product liability and similar claims relating to products manufactured or sold, or services rendered, which are presently pending or which to Seller’s Knowledge are threatened, or which have been asserted or commenced against Seller within the last three (3) fiscal years, in which a party thereto either requests injunctive relief or alleges damages (whether or not covered by insurance) in any single case in excess of $10,000. To the Knowledge of Seller, there are no defects in design, construction or manufacture of products sold by Seller or its Subsidiaries in connection the Business which would create a material risk of injury to persons or property.

4.02 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a) Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b) Authority for Transactions. Each of Buyer and Merger Sub has the requisite corporate power and authority, and has taken all limited liability company or corporate action necessary, in order to authorize the execution and delivery of, and performance of its obligations under, this Merger Agreement and to consummate the Merger. The Merger Agreement is a valid and legally binding obligation of each of Buyer and Merger Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.

(c) Consents or Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or Merger Sub in connection with the execution, delivery or performance by each of Buyer and Merger Sub of this Merger Agreement, or to consummate the Merger and the other transactions contemplated hereby, except for (A) the filing of the Pennsylvania Certificate of Merger and (B) the filing of applications and notices pursuant to the Hart-Scott-Rodino Act with respect to the Merger and the expiration or termination of the waiting period related thereto.

(2) Subject to receipt of the regulatory approvals, and expiration of the waiting periods, referred to in the preceding paragraph, the execution, delivery and performance of this Merger Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of any law, regulation or order to which either Buyer or Merger Sub or any of its properties is subject or bound or (B) constitute a breach or violation of, or a default under, each of the Buyer’s and Merger Sub’s constituent documents.

(d) No Broker. No action has been taken by Buyer or Merger Sub that would give rise to any valid claim against the Parties for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Merger Agreement.

(e) No Knowledge of Breach. To the knowledge of Buyer or Merger Sub, none of the representations or warranties of Seller or the Shareholders is inaccurate or false in any material respect.

(f) Registration. Buyer and Merger Sub are undertaking the Merger for their own account and not with a view to the distribution of securities and Buyer shall not offer to sell or otherwise dispose of the shares of Surviving Corporation in violation of any of the registration requirements of the Securities Act of 1933, as amended.

(g) Financial Capacity. Buyer of Merger Sub has cash or existing credit facilities which are sufficient to enable it to pay the aggregate Merger Consideration and consummate the Merger and the transactions contemplated hereunder. As of the date of this Merger Agreement neither Buyer nor Merger Sub have any reason to believe that any conditions under its credit facilities will not be satisfied or that necessary funds will not be available on a timely basis to permit the consummation of the Merger and the transactions contemplated hereunder.

(h) Independent Analysis. Buyer and Merger Sub recognize that Seller and Shareholders have made no representation or warranty upon which Buyer and Merger Sub is relying with respect to the Surviving Corporation’s ability to obtain business subsequent to the Closing Date. Buyer and Merger Sub has performed its own due diligence and investigations and has formed its own conclusions regarding the condition (financial and otherwise), value, property, liabilities, contracts, contingencies, prospects, risks, and other incidents of the Business in response to the parties’ express intention and agreement that, as of the Closing Date, the transaction contemplated by this Merger Agreement shall be without representation or warranty of any kind (express or implied) regarding the Business, except as set forth in Article IV hereof. Any projections or statements previously provided by Seller were prepared for internal planning purposes and were based upon reasonable assumptions. Seller specifically disclaims any warranty as to the accuracy of any projections previously provided. Buyer and Merger Sub are entering into this Merger Agreement based upon their own business judgment and independent analysis.

ARTICLE V

COVENANTS

5.01 Reasonable Efforts. Subject to the terms and conditions of this Merger Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger, subject to the conditions of the respective obligations to Close as stated herein, as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end, including the execution of such documents that are reasonably necessary in connection with the issuance of title insurance insuring title to the Owned Real Property.

5.02 Seller Shareholder Approvals. Seller agrees to take, in accordance with applicable law, its articles of incorporation and its bylaws, all action necessary to either (i) convene an appropriate meeting of shareholders of Seller to consider and vote upon or (ii) obtain the requisite written consent of the shareholders of Seller regarding the approval and adoption of this Merger Agreement and any other matters required to be approved by its shareholders for consummation of the Merger and the transactions contemplated hereby as promptly as reasonably practicable after the date of this Merger Agreement. Unless the Board of Directors of Seller, after having consulted with and considered the written advice of outside counsel, has determined in good faith that to do so would result in a failure by the directors to discharge properly their fiduciary duties in accordance with Pennsylvania law, Seller’s Board shall recommend such approval to Seller’s shareholders, and Seller shall use commercially reasonable efforts to solicit such approval by its shareholders.

5.03 Public Disclosure. Each of the Parties agrees that such Party (including any parent entity of such Party) will not, without the prior approval of the other Parties, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except for any release or statement that counsel to the disclosing Party advises in writing is required by law or regulation and as to which the disclosing Party has used commercially reasonable efforts to discuss with the other Parties in advance. Notwithstanding the foregoing, each of the Parties may make internal statements and announcements to their respective employees that are consistent with prior public disclosures made by the Parties with respect to the transactions contemplated hereunder or make disclosures required to obtain any necessary consents or authorizations required pursuant to this Agreement.

5.04 Access; Information.

(a) Seller agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information and to the rights of customers, it shall afford Buyer and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information of Seller and its Subsidiaries as Buyer may reasonably request and, during such period, it shall furnish promptly to Buyer all information concerning the business, properties and personnel of Seller as Buyer may reasonably request, including monthly financial statements. Buyer and Merger Sub shall indemnify and defend Seller and its Subsidiaries and save Seller and its Subsidiaries harmless from and against any and all claims, actions, damages, liabilities and expenses, including reasonable attorney’s fees, in connection with any loss, injury and/or damage to persons or property arising from or out of any investigation and/or survey of the property under the terms of this Section 5.04 to the extent caused or occasioned wholly or in part by any act or omission of Buyer or Merger Sub or their agents, contractors or employees.

(b) Upon the request of Seller, Buyer and Merger Sub shall provide Seller with copies of (i) lien searches, (ii) environmental reports and (iii) any supplementary information and reports required to be submitted with its filings under the Hart-Scott-Rodino Act that have been obtained applicable to and in contemplation of the transactions hereunder.

5.05 Confidentiality. Buyer acknowledges that the information being provided to it in connection with the Merger and the consummations of the other transactions contemplated hereby is subject to the terms and conditions of a confidentiality agreement between Buyer and Seller dated as of October 22, 2007 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference, and the Shareholders agree to be bound by the restrictive covenants of Seller contained in the Confidentiality Agreement. Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information related to the Surviving Corporation and its Subsidiaries.

5.06 Consents and Approvals.

(a) The Parties and their respective subsidiaries shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Merger Agreement. Each of the Parties agrees that it will consult with the other Parties, subject to applicable law, with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Merger Agreement and each Party will keep the other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Without limiting the generality of the foregoing, each of the relevant Parties will file within ten (10) business days of the date of this Merger Agreement any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, will use its commercially reasonable efforts to obtain an early termination of the applicable waiting period, and will make promptly any further filings pursuant thereto that may be necessary in connection therewith.

5.07 Notice of Certain Matters. Until the Effective Time, each Party shall give the other Parties prompt written notice of (i) any fact, event or circumstances that to the Knowledge of a Party (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (ii) constitutes a material change or inaccuracies in any data previously given or made available to the other Parties pursuant to this Merger Agreement.

5.08 Tax Matters.

(a) Tax Periods Ending on or Before the Closing Date.

(i) Shareholders shall cause to be prepared by a paid return preparer and timely file (or cause to be timely filed) within six (6) months of the Closing Date all Tax Returns for Seller and its Subsidiaries for all Tax periods ending on or prior to the Closing Date, including those Tax Returns that are due to be filed after the Closing Date (“Pre-Closing Tax Periods”). With respect to any Tax Returns filed with respect to any Pre-Closing Tax Periods, the Shareholders shall be responsible for the payment of all Taxes due with respect to such Pre-Closing Tax Periods in excess of the accrual, net of any prepayment, for Taxes on the Closing Statement and the Working Capital Excess, whether or not such Taxes are shown on the Tax Return (“Pre-Closing Taxes”). Shareholders shall provide Buyer with a copy of all Tax Returns for Pre-Closing Tax Periods no later than ten (10) business days prior to the date on which such Tax Return is due, and Shareholders shall submit proof of payment of all Taxes shown on such Tax Returns, if required under this Section 5.08(a)(i), no later than three (3) business days following the date that such Tax Return is filed. Shareholders agree to indemnify Buyer for any Pre-Closing Taxes of Seller or its Subsidiaries that are due and owing with respect to such Pre-Closing Tax Periods in excess of (i) the accrual for Taxes on the Closing Statement and (ii) the Working Capital Excess. Accruals for and prepayments of Taxes will be made in a manner consistent with past practice as described in Exhibit A to this Agreement.

(ii) Without the prior written consent of Buyer, neither Seller nor its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to Seller or its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Seller or its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of Seller or its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of Seller or its Subsidiaries existing on the Closing Date.

(b) Tax Periods beginning Before and Ending After the Closing Date.

(i) Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Seller and its Subsidiaries for all Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Periods”). With respect to any Tax Returns filed with respect to any Straddle Period, the Shareholders shall be responsible for and pay the Taxes of Seller and its Subsidiaries for Tax periods or portions thereof ending on or before the Closing Date that are due in respect of such Tax Returns, but only to the extent the amount of such taxes exceed the accrual for taxes on the Closing Statement and the Working Capital Excess (the “Pre-Closing Straddle Taxes”). Shareholders agree to indemnify Buyer for the amount of any unpaid Pre-Closing Straddle Taxes.

(ii) For purposes of this Agreement, in the case of any Taxes of Seller or its Subsidiaries that are payable with respect to any Straddle Period, the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of Seller or its Subsidiaries or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 5.08(b)(ii) shall be computed by reference to the level of such items on the Closing Date.

(c) Tax Cooperation. Buyer, the Shareholders and the Selling Parties’ Representative shall reasonably cooperate with each other in connection with the preparation of Tax Returns related to Seller and its Subsidiaries and shall preserve all information, returns, books, records and documents relating to any liabilities for Taxes with respect to a Taxable period.

(d) Transfer Taxes. The Shareholders and Buyer shall each pay one-half (1/2) of all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transaction contemplated in this Agreement (collectively, “Transfer Taxes”).

(e) FIRPTA Certificate. Seller shall request that each Shareholder furnish Buyer with a certificate in compliance with Treasury Regulations Section 1.1445-2, certifying that the transactions contemplated herein with respect to such Shareholder are exempt from withholding under Section 1445 of the Code.

5.09 Offer of Life Insurance Policies. Prior to surrendering, terminating or causing the cancellation of any Life Insurance Policy, Buyer agrees to give thirty (30) days written notice (the “Option Period”) to the named insured under the respective Life Insurance Policy and offer to transfer such Life Insurance Policy to the named insured for an amount equal to the cash surrender value of the Life Insurance Policy. If the named insured does not purchase the respective Life Insurance Policy from the Buyer within the Option Period, the Buyer shall have no further obligation under this Section 5.09 with respect to such Life Insurance Policy.

5.10 Product Liability Insurance. For a period of two (2) years from the Closing Date, Buyer agrees to keep in place with a reputable insurer product liability insurance insuring the Surviving Corporation against claims relating to products designed, manufactured or sold prior to the Closing Date. Such insurance shall be in an amount no less than the amount of product liability insurance customarily held by Seller.

5.11 Director and Officer Matters. The Seller and Shareholders acknowledge and agree that the expenses set forth on Schedule 5.11 shall no longer be paid or reimbursed by the Surviving Corporation or any Subsidiaries following the Closing Date.

5.12 Exclusivity. Neither the Shareholders, nor Seller or any of its Subsidiaries, shall initiate, solicit or enter into, directly or indirectly, any discussion or transaction regarding any proposal or offer with respect to a merger or acquisition or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, Seller or any of its Subsidiaries, other than the transactions contemplated by this Merger Agreement. The covenants of this Section 5.11 shall be void in the event this Agreement is terminated pursuant to Article VII prior to the Closing Date.

ARTICLE VI

CONDITIONS PRECEDENT

6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of Buyer, Merger Sub and Seller to consummate the transactions contemplated by this Merger Agreement is subject to fulfillment or written waiver by Buyer, Merger Sub and Seller prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Merger Agreement and the Merger shall have been duly approved by the affirmative vote or consent of the holders of at least the requisite number of outstanding shares of Seller Common Stock entitled to vote or consent thereon in accordance with applicable law and the Seller’s articles of incorporation and bylaws. No action shall have been instituted by a shareholder to enjoin, restrain or prohibit, this Merger Agreement, or the consummation of the transactions contemplated hereby (other than the exercise of statutory dissenter rights).

(b) Government Approvals and Other Consents. All Regulatory Approvals shall have been obtained or made and shall be in full force and effect and all waiting periods (including any extensions thereof) under applicable law, including the Hart-Scott-Rodino Act, shall have expired or otherwise been terminated.

(c) Third Party Consents. All material consents or approvals of all Persons, other than Governmental Authorities, required for or in connection with the execution, delivery and performance of this Merger Agreement and the consummation of the Merger shall have been obtained and shall be in full force and effect.

(d) No Injunction. No action, injunction, proceeding, decree, statute, legislation, rule, regulation or other order (whether temporary, preliminary or permanent) shall have been issued, enacted, promulgated, enforced, instituted or threatened before any Governmental Authority or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, this Merger Agreement, the consummation of the transactions contemplated hereby or the Merger, which, in the good faith judgment of either Buyer, Merger Sub or Seller, would make it inadvisable to consummate such transactions.

6.02 Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Merger Agreement shall be subject to fulfillment or written waiver by Buyer prior to the Effective Time of each of the following conditions:

(a) Performance of Covenants. Each of the covenants to be performed by Seller hereunder on or before the Effective Time shall have been duly performed in all material respects; and the Seller shall have executed and delivered to Buyer a certificate, dated as of the Closing Date, to such effect.

(b) Representations True at Closing. The representations and warranties made by Seller herein and in any certificate provided to Buyer hereunder shall be true and correct in all material respects as of the date of this Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date); and Seller shall have executed and delivered to Merger Sub a certificate, dated as of the Closing Date, to such effect.

(c) Secretary’s Certificates. The President or Secretary of Seller shall have furnished Buyer with a certificate certifying as true, correct and complete as of the Closing Date: (i) the articles of incorporation of Seller and any Subsidiaries; (ii) the bylaws of Seller and any Subsidiaries; (iii) a copy of resolutions duly adopted by the board of directors of Seller authorizing and approving this Merger Agreement and the transactions contemplated hereby; (iv) a copy of resolutions duly adopted by the shareholders of Seller authorizing and approving this Merger Agreement and the transactions contemplated hereby; and (v) the incumbency of each of the officers of Seller.

(d) Material Adverse Effect. Since the date of this Merger Agreement, there shall not have occurred any Material Adverse Effect with respect to Seller or a Subsidiaries, on a non-consolidated basis.

(e) Noncompete Agreements. The execution and delivery of noncompete agreements, in the form attached as Exhibit “B”, by the Persons listed on Schedule 6.02(e) shall have been executed as of the date of this Agreement.

(f) Voting Agreements. The execution and delivery of voting agreements, in the form attached as Exhibit “C”, by the Persons listed on Schedule 6.02(f) shall have been executed as of the date of this Agreement.

(g) Dissenters. The aggregate number of Dissenting Shares shall not equal five percent (5%) or more of the Seller Common Stock outstanding as of the Closing Date.

(h) Closing Documents. All actions to be taken by Seller and the Shareholders in connection with consummation of the transactions contemplated hereby and all certificates, instruments and other documents, including Exhibits, required or reasonably necessary to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer.

6.03 Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Merger Agreement shall be subject to fulfillment or written waiver by Seller prior to the Effective Time of each of the following conditions:

(a) Performance of Covenants. Each of the covenants to be performed by Buyer and Merger Sub hereunder on or before the Effective Time shall have been duly performed in all material respects; and Buyer shall each have executed and delivered to Seller a certificate, dated as of the Closing Date, to such effect.

(b) Representations True at Closing. The representations and warranties made by Buyer herein and in any certificate provided by Buyer hereunder shall be true and correct in all material respects as of the date of this Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), and Buyer shall each have executed and delivered to Seller a certificate, dated as of the Closing Date, to such effect.

(c) Secretary’s Certificates. The President or Secretary of Buyer shall have furnished Seller with a certificate certifying as true, correct and complete as of the Closing Date: (i) the certificate of organization of Buyer and the articles of incorporation of Merger Sub; (ii) the operating agreement of Buyer and the bylaws of Merger Sub; (iii) a copy of resolutions duly adopted by the board of managers or directors of each of Buyer and Merger Sub authorizing and approving this Merger Agreement and the transactions contemplated hereby; and (iv) the incumbency of each of the officers of Buyer and Merger Sub.

(d) Closing Documents. All actions to be taken by Buyer and Merger Sub in connection with consummation of the transactions contemplated hereby and all certificates, instruments and other documents, including Exhibits, required or reasonably necessary to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.

ARTICLE VII

TERMINATION

7.01 Termination of this Merger Agreement. This Merger Agreement and the transactions contemplated hereby may be terminated and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time by mutual consent of Buyer and Seller, if the Boards of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) Breach. At any time prior to the Effective Time, by Buyer or Seller, in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of a breach by Seller or Buyer, respectively, of any representation or warranty, or of any of the forbearances, covenants or agreements, contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the nonbreaching Party, provided that the party seeking termination is not then in material breach of any representations, warranties, covenants or agreements contained in this Merger Agreement.

(c) Delay. At any time prior to the Effective Time, by Buyer or Seller, in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by March 19, 2008, except to the extent that the failure of the Merger then to be consummated arises out of or results from the action or inaction of the Party seeking to terminate pursuant to this Section 7.01(c) and provided further that the Party seeking termination is not then in material breach of any representations, warranties, covenants or agreements contained in this Merger Agreement.

(d) No Approval. By Buyer or Seller, in each case if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (1) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Merger Agreement shall have been denied by final nonappealable action of such Governmental Authority or (2) any shareholder approval required by Section 5.02 herein is not obtained.

(e) Working Capital. By Buyer, in the event Buyer reasonably believes that Closing Working Capital will not be equal to or greater than Twenty One Million Five Hundred Fifty Thousand and No/100 Dollars ($21,550,000.00) at Closing; provided, however, that Buyer shall not be required to terminate this Agreement in such case and may elect to effect the Closing and seek other remedies that it may have under this Agreement for a breach of this Agreement, if any.

7.02 Consequences of Termination and Abandonment. Upon any termination of this Merger Agreement and abandonment of the Merger pursuant to this Article VII, no Party shall have any liability or further obligation to the other Parties except that termination will not relieve a breaching Party from liability for any willful breach of this Merger Agreement giving rise to such termination; provided, however, that in the event this Agreement is terminated for any reason by either party because of a breach of the other pursuant to Section 7.01(b), the breaching party shall pay to the terminating party, as its sole and exclusive remedy, a termination fee equal to the reasonable out-of-pocket expenses the terminating party incurred, directly or indirectly, in connection with this transaction, in an amount not to exceed $1,000,000 (the “Termination Fee”).

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.01 Survival. All representations, warranties and covenants in this Merger Agreement or in any instrument delivered pursuant hereto shall survive the Closing Date for a period of one (1) year thereafter. Notwithstanding the forgoing, the covenant contained in Section 5.10 shall survive the Closing Date for a period of two (2) years.

8.02 Indemnification by the Shareholders.

(a) Each of the shareholders will severally indemnify, hold harmless and defend Buyer, Merger Sub and the Surviving Corporation, together with their respective successors and assigns (the “Buyer Indemnities”), from, against and with respect to any and all damage, loss, deficiency, expense (including any reasonable attorney fees or expenses), action, suit, proceedings, demand, assessment or judgment to or against Buyer, Merger Sub or the Surviving Corporation including any punitive, exemplary or consequential damages (but only to the extent such punitive, exemplary or consequential damages are contained as part of an award to a third party) (collectively, “Buyer Loss”) as a result of, arising out of or in connection with:

(1) any breach or violation by Seller or the Shareholders of any of their representations, warranties, forbearances or covenants contained in this Merger Agreement;

(2) any breach, violation, or nonperformance by Seller or the Shareholders of any of their covenants or agreements contained in this Merger Agreement, including the payment of any Post-closing Adjustment Amount; or

(3) fees and expenses of any broker, investment banker or other advisor engaged by Seller or the Shareholders in connection with the execution of this Merger Agreement or consummation of the transactions contemplated hereby, other than Seller’s Transaction Expenses to the extent deducted from the Initial Consideration pursuant to Section 2.02(b)(2) hereof.

(b) Notwithstanding the above Section 8.02(a) or any other provision in this Merger Agreement to the contrary, the shareholders shall not have any obligation to indemnify the Buyer Indemnities with respect to clause Section 8.02(a)(1) above, until the aggregate amount of Buyer Losses by reason of all such breaches exceeds Five Hundred Thousand and No/100 Dollars ($500,000.00) (the “Deductible”), and then only for the amount by which the aggregate amount of Buyer Losses exceeds the Deductible; provided, however, that the Deductible shall not apply to any Buyer Losses resulting from (i) any fraud of Seller, its Subsidiaries or any Shareholder or (ii) any expenditure not made in a manner consistent with Section 3.01(n). Notwithstanding the above Section 8.02(a) or any other provision in this Merger Agreement to the contrary, shareholders will have no obligation to indemnify Buyer Indemnities from and against Buyer Losses to the extent Buyer Losses exceed the balance of any undistributed Escrow Amount held by the Escrow Agent, including interest thereon (the “Indemnification Cap”). In addition to the foregoing indemnity by the shareholders of Seller to be funded by the Escrow Amount, the Shareholders agree that, in the case of fraud by the Seller, its Subsidiaries or any of the Shareholders, the Shareholders will jointly and severally indemnify and hold harmless Buyer for any amount of Buyer Losses resulting from any such fraud by Seller, its Subsidiaries or any of the Shareholders that are in excess of, or otherwise not collectible from, the Escrow Amount, and that such indemnification by the Shareholders shall not be limited to the Escrow Amount or the Indemnification Cap nor be subject to the Deductible, but the liability of each Shareholder shall not exceed the total amount of Merger Consideration received by such Shareholder.

8.03 Indemnification by Buyer.

(a) Buyer will indemnify, hold harmless and defend the shareholders, together with their respective heirs, successors and assigns, from, against and with respect to any and all damage or loss, deficiency, expense (including any reasonable attorney fees or expenses), action, suit, proceeding, demand, assessment or judgment to or against the shareholders including any punitive, exemplary or consequential damages (but only to the extent such punitive, exemplary or consequential damages are contained as part of an award to a third party) (collectively, the “Shareholders’ Loss”) arising out of or in connection with:

(1) all liabilities, damages, claims or obligations of any nature whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) incurred or accrued against Buyer, Merger Sub or the Surviving Corporation arising out of the business activities of the Surviving Corporation except to the extent the shareholders are required to provide indemnification for such liabilities, damages, claims and obligations pursuant to Section 8.02;

(2) any breach or violation by Buyer or Merger Sub of any of their respective representations or warranties contained in this Merger Agreement;

(3) any breach, violation or nonperformance by Buyer or Merger Sub of any of their respective covenants or agreements contained in this Merger Agreement, including the payment of any Post-closing Adjustment Amount; or

(4) fees and expenses of any broker, investment banker or other advisor engaged by Buyer or Merger Sub in connection with the execution of this Merger Agreement or the transactions contemplated hereby.

8.04 Dispute Resolution. Should Buyer and the Selling Parties Representative be unable to agree as to the amount of Buyer Loss for which Buyer is to be indemnified, or the amount of Shareholders’ Loss for which the shareholders are to be indemnified, then either Buyer or the Selling Parties Representative, as the case may be, may commence arbitration proceedings in Pittsburgh, Pennsylvania, in accordance with the provisions of Section 9.10.

8.05 Notice of Claims.

(a) If any claim is made by or against a party which, if sustained, would give rise to a liability of the other party hereunder, that party (the “Claiming Party”) will promptly cause notice of the claim to be delivered to the other party (the “Indemnifying Party”) and will afford the Indemnifying Party and its counsel, at the Indemnifying Party’s sole expense, the opportunity to defend or settle the claim (and, with respect to claims made by third parties, the Claiming Party will have the right to participate at its sole expense). Any notice of a claim will state, with reasonable specification, the alleged basis for the claim and the amount of liability asserted by or against the other party by reason of the claim. If such notice is not given, it will not release the Indemnifying Party, in whole or in part, from its obligations under this Article VIII, except to the extent that the Indemnifying Party’s ability to defend against such claim is actually prejudiced thereby. Alternatively, if notice is given and the Indemnifying Party fails to assume the defense of the claim within fifteen (15) business days thereof, the claim may be defended, compromised or settled by the Claiming Party without the consent of the Indemnifying Party and the Indemnifying Party will remain liable under this Article VIII. The Indemnifying Party may not consent to the entry of any judgment or enter into any compromise or settlement with respect to a third party claim without the prior written consent of the Indemnified Party unless such judgment, compromise or settlement (i) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, and (ii) involves no finding or admission of any violation of law.

8.06 Escrow. On the Closing Date, Buyer will deposit with an escrow agent mutually agreeable to Seller and Buyer (the “Escrow Agent”) the Escrow Amount to be held in escrow pursuant to the terms and conditions of an Escrow Agreement in the form mutually agreeable to Seller and Buyer (the “Escrow Agreement”) for the purpose of providing a source of funds to reimburse Buyer for any Buyer Loss. Within ten (10) days after the Closing Working Capital has been finally determined in accordance with Section 2.06, the Escrow Agent shall be directed to distribute from the Escrow Amount the amount of One Million Five Hundred and No/100 ($1,500,000.00), (i) less any Post-closing Adjustment Amount entitled to be received by Buyer pursuant to Section 2.06; and (ii) less the amount of any Buyer Loss paid or payable from the Escrow Amount for which Buyer has given proper notice; payable pro rata to each of the holders of Seller Common Stock who were entitled to receive the Merger

Consideration pursuant to Section 2.02(a). Pursuant to the Escrow Agreement, Buyer must provide the Selling Parties Representative with notice of claims, in the form of an officer’s certificate for any Buyer Loss for which Buyer seeks recovery or before 11:59 p.m. Eastern Time on the first anniversary of the Closing Date (the “Expiration Date”). Pursuant to the terms of the Escrow Agreement, Buyer shall be paid from the Escrow Amount the amount equal to the Buyer Loss for which there is no objection in the periods set forth in the Escrow Agreement or for which any objection has been resolved, or is deemed to have been resolved, in accordance with the provisions of the Escrow Agreement. Any remaining Escrow Amount and interest at the Expiration Date, except for adequate reserves for pending claims, shall be distributed pro rata to each of the holders of Seller Common Stock who were entitled to receive the Merger Consideration pursuant to Section 2.02(a).

8.07 Other Indemnification Provisions.

(a) The balance of any undistributed Escrow Amount held by the Escrow Agent, including any interest thereon, shall be the sole and exclusive remedy of the Buyer Indemnities following the Closing for any inaccuracy or breach of any representation or warranty agreement made by Seller and the Shareholders in this Merger Agreement (including the Exhibits and Schedules) and any other Buyer Loss with respect to which indemnification is provided in this Merger Agreement.

(b) In determining the amount of any Buyer Loss or Shareholder Loss hereunder any applicable insurance coverage, tax savings, any environmental reimbursement program or other related value received by the Indemnified Party shall be taken into account. The Indemnified Party shall use commercially reasonable efforts to pursue and collect on any recovery from any insurance coverage or reimbursement program and shall net such actual recovery against any indemnification claim hereunder.

8.08 Selling Parties Representative.

(a) Each shareholder hereby constitutes and appoints Grant A. Colton, Jr. as their representative (“Selling Parties Representative”) and their true and lawful attorney in fact, with full power and authority in each of their names and on behalf of each of them:

(1) to act on behalf of each of them in the absolute discretion of the Selling Parties’ Representative with respect to all provisions of this Merger Agreement, including the power to act in connection with any matter as to which each of the Shareholders have obligations or are indemnified under Article VIII hereof;

(2) to act on behalf of each of them in the absolute discretion of the Selling Parties Representative with respect to all provisions of the Escrow Agreement, including the provision of any notices, instructions or directions to the Escrow Agent thereunder; and

(3) in general, to do all things and to perform all acts, including executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable to effectuate the provisions of Article II, this Section 8.08, or Section 9.08.

(b) Any action, request, decision or resolution to be made by the shareholders under this Merger Agreement and the Escrow Agreement shall only be made through the Selling Parties Representative. The Selling Parties Representative may be replaced by the Shareholders at any time on five (5) days written notice to Buyer signed by a majority of the Shareholders. Any such action, request, decision or resolution made by such representative shall be deemed to be the action, request, decision or resolution of the shareholders, individually and collectively.

(c) This appointment and grant of power and authority is coupled with an interest and is in consideration of the mutual covenants made herein and is irrevocable and shall not be terminated by any act of either of the shareholders or by operation of law, whether by the death or incapacity of any shareholder or by the occurrence of any other event. Each Shareholder hereby consents to the taking of any and all actions and the making of any decisions required or permitted to be taken or made by the Selling Parties Representative pursuant to this Section 8.08. Each of the shareholders and Seller agree that the Selling Parties Representative shall have no obligation or liability to any Person for any action or omission taken or omitted by the Selling Parties Representative in good faith hereunder, and each of the shareholders shall, on a proportionate basis in accordance with his or her ownership interest in the Seller, indemnify and hold the Selling Parties Representative harmless from and against any and all loss, damage, expense or liability (including reasonable counsel fees and expenses) which the Selling Parties Representative may sustain as a result of any such action or omission by the Selling Parties Representative hereunder.

ARTICLE IX

MISCELLANEOUS

9.01 Further Assurances. From time to time as and when requested by Buyer, or its respective successors or assigns, Seller, or the officers and directors of Seller last in office prior to consummation of the Merger, shall execute and deliver such agreements, documents and other instruments necessary to consummate the Merger and shall take or cause to be taken such other actions, including those as shall be necessary to vest or perfect in or to confirm of record or otherwise in the Surviving Corporation title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Seller, as shall be necessary or advisable to carry out the purposes of and effect the transactions contemplated by this Merger Agreement.

9.02 Expenses. Except as otherwise provided in this Merger Agreement, all expenses incurred by each Party in connection with or related to the authorization, preparation and execution of this Merger Agreement, and all other matters related to the closing of the transactions contemplated hereby, including without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such Party, shall be borne solely and entirely by the Party which has incurred the same. Notwithstanding the foregoing, all filing fees required under the Hart-Scott-Rodino Act shall be paid by the Buyer.

9.03 Notices. All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or telecopied (with confirmation), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such Party at its address or telecopy number set forth below or such other address or numbers as such Party may specify by notice to the Parties.

(a)	If to Seller or the Shareholders, to:

GA Industries, Inc.
9025 Marshall Road
Cranberry Township, PA 16066
Tel: (724) 776-1020
Fax: (724) 776-1455
Attention: Grant A. Colton, Jr., Chairman

with a copy to:

Robert D. German, Esquire
Sherrard, German & Kelly, P.C.
28th Floor, Two PNC Plaza
Pittsburgh, Pennsylvania 15222
Tel: (412) 355-0200
Fax: (412) 261-6221

(b)	If to Buyer:

Zurn Industries, LLC
1801 Pittsburgh Avenue
Erie, PA 16501
Tel: (814) 455-0921
Fax: (814) 454-7929
Attention: Patricia Whaley, General Counsel

with a copy to:

Douglas J. Tucker, Esquire
Quarles & Brady, LLP
411 East Wisconsin Avenue, Suite 2040
Milwaukee, Wisconsin 53202
Tel: (414) 277-5000
Fax: (414) 271-3552

9.04 Binding Effect. This Merger Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. This Merger Agreement may not be assigned by any Party without the express written consent of the other Parties.

9.05 Counterparts. This Merger Agreement may be executed in two or more counterparts, any of which may be delivered by facsimile or electronic pdf transmission, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9.06 Integration; No Third-Party Beneficiaries. This Merger Agreement (together with the Schedules and the other Exhibits hereto) constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements or communications, oral or written, between the Parties with respect to the subject matter hereunder. This Merger Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder, except for the provisions of Article VIII, insofar as such provisions expressly provide certain rights to the indemnified parties named therein.

9.07 Severability. If any term or other provision of this Merger Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Merger Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.08 Waiver; Amendment. This Merger Agreement may be changed, waived, discharged or terminated only by an instrument in writing signed by the Party against which the enforcement of such change, waiver, discharge or termination is sought. Any of the terms or conditions of this Merger Agreement may be waived in writing at any time by the Party which is entitled to the benefit thereof.

9.09 Governing Law. This Merger Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within such state.

9.10 Arbitration. Any controversy or claim arising out of or relating to this Merger Agreement or any related agreement shall be settled by arbitration in accordance with the following provisions:

(a) Disputes Covered. The agreement of the Parties to arbitrate covers all disputes of every kind relating to or arising out of this Merger Agreement. Disputes include actions for breach of contract with respect to this Merger Agreement, as well as any claim based upon tort or any other causes of action relating to the transactions contemplated by this Merger Agreement, such as claims based upon an allegation of fraud or misrepresentation and claims based upon a federal or state statute. In addition, the arbitrators selected according to procedures set forth below shall determine the arbitrability of any matter brought to them, and their decision shall be final and binding on the Parties.

(b) Forum. The forum for the arbitration shall be Pittsburgh, Pennsylvania.

(c) Law. The governing law for the arbitration shall be the law of the Commonwealth of Pennsylvania, without reference to its conflicts of laws provisions.

(d) Selection. There shall be three (3) arbitrators, unless the parties are able to agree on a single arbitrator. In the absence of such agreement within ten (10) days after the initiation of an arbitration proceeding, Seller, or with respect to a dispute following the Effective Time, the Shareholders, shall select one arbitrator and Buyer shall select one arbitrator, and those two (2) arbitrators shall then select, within ten (10) days, a third arbitrator. If those two (2) arbitrators are unable to select a third arbitrator within such ten (10) day period, a third arbitrator shall be appointed by the commercial panel of the American Arbitration Association. The decision in writing of at least two of the three arbitrators shall be final and binding upon the Parties.

(e) Administration. The arbitration shall be administered by the American Arbitration Association.

(f) Rules. The rules of arbitration shall be the Commercial Arbitration Rules of the American Arbitration Association, as modified by any other instructions that the parties may agree upon at the time, except that each party shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts. If there is any conflict between those Rules and the provisions of this Section, the provisions of this Section shall prevail.

(g) Substantive Law. The arbitrators shall be bound by and shall strictly enforce the terms of this Merger Agreement and may not limit, expand or otherwise modify its terms. The arbitrators shall apply substantive applicable law, but an arbitration decision shall not be subject to review because of errors of law. The arbitrators shall be bound to honor claims of privilege or work-product doctrine recognized at law, but the arbitrators shall have the discretion to determine whether any such claim of privilege or work product doctrine applies.

(h) Decision. The arbitrators’ decision shall provide a reasoned basis for the resolution of each dispute and for any award. The arbitrators shall not have power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages or award consequential or punitive damages.

(i) Expenses. Each Party shall bear its own fees and expenses with respect to the arbitration and any proceeding related thereto and the parties shall share equally the fees and expenses of the American Arbitration Association and the arbitrators.

(j) Remedies; Award. Subject to Section 9.10(h), the arbitrators shall have power and authority to award any remedy or judgment that could be awarded by a court of law in the Commonwealth of Pennsylvania. The award rendered by arbitration shall be final and binding upon the Parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States.

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IN WITNESS HEREOF, each Party hereto has caused this Merger Agreement to be executed on its behalf by its duly authorized officer, all as of the day and year first above set forth.

ATTEST:	BUYER:

ZURN INDUSTRIES, LLC

/s/ Susan Messer	By:	/s/ Alex P. Marini
	Name:	Alex P. Marini
	Title:	President

ATTEST:	SELLER:

GA INDUSTRIES, INC.

/s/ Susan Messer	By:	/s/ Grant A. Colton
	Name:	Grant A. Colton, Jr.
	Title:	Chairman of the Board

WITNESS:	SHAREHOLDER:

/s/ Susan Messer	/s/ Grant A. Colton, Sr.
Grant A. Colton, Sr.

WITNESS:	SHAREHOLDER:

/s/ Susan Messer	/s/ Grant A. Colton, Jr.
Grant A. Colton, Jr.

WITNESS:	SHAREHOLDER:

/s/ Susan Messer	/s/ Michael L. Colton
Michael L. Colton